Ecosphere Technologies, Inc.

3515 S.E. Lionel Terrace

Stuart, FL 34997

August 7, 2008

Mr. Brian Cascio

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

Washington, DC  20549

Dear Mr. Cascio:

The following are our responses to your additional comment letter dated July 25, 2008.  Each staff comment is separately numbered and contained above our response for your convenience.

Item 7. Financial Statements,

Stock-based Compensation, Page F-12

1.

We reference your response to prior comment 4 in our letter dated July 1, 2008 where you indicate that your common stock began public trading (on the Bulletin Board) on January 25, 2006.  Since you have been a public company with reporting history dating back to 1999 tell us why your common stock was not traded prior to January 25, 2006.

Original Registrant Response to Comment

The Company’s common stock began public trading on January 25, 2006.  Prior to its public trading, the Company had calculated volatility based upon a few private transactions which were all priced at $1.00 per share.  Thus, the Company used a volatility of 1%.  In order to calculate the volatility to be used in calculating the fair value of options granted subsequent to January 25, 2006, the Company first calculated the stock’s volatility for the period from January 25, 2006 to the date of grant.  Because the expected life of options granted in 2006 was greater than the period for which public trading history was available, and because the Company was not able identify other public companies in the same or comparable industries, the Company used a weighted average of the calculated volatility for the period of public trading (135%) and the volatility used prior to public trading (1%), resulting in a weighted average volatility of 25% at year’s end.

Additional Information

The Company took the position to delay trading in its common because we only became a reporting company when we had more than 500 shareholders and were therefore required to become a 12(g) company. Nonetheless, we did not believe that the business was sufficiently mature to commence trading.  Further,  once we reached that point, we asked our counsel to recommend a broker-dealer to file the Form 211 with the NASD (now FINRA).

2.

In addition, tell us why it was appropriate to consider the 1% of volatility (calculated based on a few private transactions) prior to your public trading and to assign it approximately 80% of overall weight in your weighted average volatility calculation for 2006.  Tell us how you considered the guidance in paragraph A22 and A31 of SFAS 123(R) and how you determined that it was appropriate to apply volatilities based on private transactions prior to public trading.  Furthermore, tell us why you were not able to consider volatilities of similar entities or apply their methods as described in SFAS 123(R).

Original Response to Comment

a.

The Company’s common stock began public trading on January 25, 2006.  Prior to its public trading, the Company had calculated volatility based upon a few private transactions which were all priced at $1.00 per share.  Thus, the Company used a volatility of 1%.  In order to calculate the volatility to be used in calculating the fair value of options granted subsequent to January 25, 2006, the Company first calculated the stock’s volatility for the period from January 25, 2006 to the date of grant.  Because the expected life of options granted in 2006 was greater than the period for which public trading history was available, and because the Company was not able identify other public companies in the same or comparable industries, the Company used a weighted average of the calculated volatility for the period of public trading (135%) and the volatility used prior to public trading (1%), resulting in a weighted average volatility of 25% at year’s end.

b.

In 2007, as allowed by FAS123R, the Company used the simplified method in estimating the expected life of options granted during the year to management and employees.  Based upon the resulting shorter expected lives and the additional trading history, we considered it reasonable to begin using historical volatility in our Black-Scholes calculation.  The resulting volatility used to calculate the fair value of options was 117%.

Additional Information

In considering the 1% volatility number and assigning it approximately 80% of overall weight in the weighted average volatility calculation for 2006 we carefully considered the guidance in paragraph A22 and A31 of SFAS 123(R) as well as A32, part c.

Paragraph A22 indicates that an entity that has only recently become publicly traded “might base expectations about future volatility on the average volatilities of similar entities for an appropriate period following their going public.”  Paragraph A22 goes on to indicate that identifying similar entities includes consideration of characteristics including industry, stage of life cycle and financial leverage. As stated in our 2006 and 2007 10K’s, Ecosphere’s business model to this point has been largely driven by creating new clean technologies and then selling those technologies to companies who are better able to develop the sales and marketing necessary to drive a profitable business (see ESPH 10K, 2006, Page 1).  This business strategy is both unique and not widely used.  As a result, management was unable to identify an appropriate number of similar companies developing and selling clean technologies, in the early stages of their life cycle that are highly leveraged.

In addition, the somewhat inconsistent revenue streams generated by this type of business result in long periods of relatively low volatility in the Company’s stock trading.  Thus 2006 was relatively quiet from a volatility perspective as reported but was appropriately adjusted in the 2007 filing to reflect the more active trading patterns. This resulted in a relatively large differential between the volatility numbers used between the two reporting years.

We also paid close attention to the following listed in A31, specifically:

“This statement does not specify a method of estimating expected volatility; rather, paragraph A32 provides a list of factors that should be considered in estimating expected volatility.  An entity’s estimate of expected volatility should be reasonable and supportable.”

Paragraph A32, part c states:

“For public companies, the length of time an entity’s shares have been publicly traded.  If that period is shorter than the expected or contractual term of the option, the term structure of volatility for the longest period for which trading activity is available should be more relevant.”

In essence, the Company has attempted to balance the two requirements for the cited paragraphs.  Given that, as has been explained in Point 1 of this response, the Company’s stock was not publicly traded for four of the previous five years, the Company used a proportional method to assign the weighting as there is no other reasonable or supportable method on which to base these calculations.

In the opinion of management, the Company used the best information available to determine expected volatility, considers the accounting used to be reflective of the circumstances present in each period, believes the estimate of volatility is reasonable and supportable and believes it is consistent with SFAS 123R with respect to the paragraphs cited.

Note 17. Significant Transaction, page F-33

3.

We reference your response to prior comment 6 in our letter dated July 1, 2008. We also note your reference to Example 12, paragraph A26b of Appendix A to SFAS 144.  Tell us whether you still operate or remain in the coating removal business, subsequent to the asset sale to Chariot.  Your Form 10-Q for the quarter ended March 31. 2008 indicates that UES, the subsidiary relating to the robotic coating removal industry, “has been inactive since October 9, 2007.” Please tell us whether you have significant continuing involvement in the robotic coating removal industry as defined by SFAS 144.  Furthermore, tell us why your coating business does not “represent a group that on its own is a component of the entity,” as stated in the example.  Paragraph 41 of SFAS 144 defines a component of an entity and it includes segments, which UES appear to fall under.

Original Response to Comment

a.

The Company modeled its treatment of the sale of the intellectual property and assets related to the ship stripping business after Example 12, paragraph A26b.of Appendix A to SFAS 144.  The Company historically has provided segment information for the coatings removal business of UltraStrip Envirobotic Solutions, Inc. (UES).

b.

 Prior to the transaction with Chariot, UES owned the following intellectual property:

i.

Patents for the removal of coatings from ships

ii.

A patent for robotic automobile paint stripping

iii.

A patent that extends the automobile paint stripping patent to any other 3D object.

c.

These patents and their related applications are the brands in the coating removal product group used in the SFAS example.  As such, in accordance with the example because the patents sold are part of a larger cash-flow generating product group, the conditions in paragraph 42 for reporting the operating results of the brands in discontinued operations was not met.  The Company’s consideration of paragraphs 41- 43 of SFAS 144 resulted in our concluding that reporting prior results in discontinued operations was not appropriate.

Additional Information

In assessing our treatment of this item we were careful to consider FAS 144, paragraph A24 which states that an entity should be considered “discontinued operations” where the operations and cash flows of the component have been eliminated from the ongoing operations of the entity and the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

We can confirm that we still remain in the coating removal business, subsequent to the asset sale to Chariot.  With respect to the reference in your letter to our 10Q for the quarter ended March 31, 2008 indicating that UES “has been inactive since October 9, 2007”, this is in reference to the old entity name which is now renamed as Ecosphere Envirobotic Solutions (EES) and merely refers to the operational services sector of that business.  This entity contains the Intellectual Property for the coating removal business and is available for coating removal of all 3-D objects with the exception of ships, where the intellectual property was assigned to Chariot.  We still have significant involvement in the 3-D coating removal business from the technology development aspect and continue to seek new partners to team with us in bringing these technologies to market, either as sales of technology or licensing.  In addition, the company maintains robotic equipment.  In particular, we are following the guidance of Example 12, A.26b where the entity described decides to remain in the same business but will discontinue brands with which losses are associated.  Quoting the example:

“Because the brands are part of a larger cash-flow-generating product group and, in the aggregate, do not represent a group that on its own is a component of the entity, the conditions in paragraph 42 for reporting in discontinued operations the losses associated with the brands that are discontinued would not be met.”

The brand in question, coating removal for ships along with associated fluid handling and recycling, are part of a larger cash-flow-generating group, namely, sale and licensing of technology related to Ecosphere’s overall business of coating removal and recycling of waste output generated from that process.  Given that Ecosphere very much remains in both components of this business we are interpreting the guidance to determine that the necessary conditions for discontinued operations would not be met.

4.

We reference your response to prior comment 8 in our letter dated July 1, 2008.  We also note that you have indicated that you are in the business of identifying, developing, patenting and then selling or licensing clean technologies. Please tell us how the sale of patents and intellectual property associated with UES meets the definition of revenue in SAB topic 13A and Concept Statement 5, paragraph 83(b).  Tell us how the sale of these specific assets constitutes your ongoing major or central operations.

Original Response to Comment

The Company recorded the amount of the purchase price allocated to the intellectual property in operating revenue because, as stated in Item 1. – Description of the Business on page 1 of the Company’s 2006 Annual Report on Form 10-KSB,  the Company is in the business of identifying, developing, patenting and then selling or licensing clean technologies.

a.

In this regard, the Company does not consider the difference to be a net gain on the sale of the hard assets, but rather considers it proper to recognize this as revenue related to the sale of the patents and intellectual property.  Under the SEC SAB Topic 13 “Revenue Recognition”, Question 1, footnote 68 states “Gains or losses from the sale of assets should be reported as “other general expenses” pursuant to Regulation S-X, Article 5-03(b)(6).  Any material item should be stated separately.  We note this category is an operating category under the definition as they also discuss “non-operating” categories in this section.  As such, the question that remains is whether the gain should be treated as operating revenue or as a contra-operating expense.  FASB Concept Statement 6 defines revenues as “Revenues are inflows or other enhancements of assets of an entity or settlements of its liabilities (or a combination of both) from delivering or producing goods, rendering services, or other activities that constitute the entity's ongoing major or central operations.”  Thus, our treatment is consistent with the Company’s stated business model and is further supported by the valuations of the intellectual property sold.

Additional Comment

SAB Topic 13A states that “in the absence of authoritative literature addressing a specific arrangement or a specific industry, the staff will consider the existing authoritative accounting standards as well as the broad revenue recognition criteria specified”.  Specifically, Ecosphere cited in its 2006 10K in Part 1, Item 1:

“As a small company, we believe we can provide solutions to these important global problems by joining with much larger companies that have substantially greater marketing and financial resources.  Our business model focuses on a number of steps:

•

First we create a clean technology solution for pressing environmental and humanitarian;

•

Next we apply for a United States patent on the product;

•

While the patent is pending, we may develop a working prototype;

•

At the same time, we seek out and secure world-class companies to manufacture and market our products or provide other services which validate the product; and

•

The final step is to sell or license our technologies to world-class companies with the financial, marketing and other recourses [sic] necessary to quickly roll out the product.

SAB 101 Topic 13A1 cites Concepts Statement  No. 5, paragraph 83(b) which states that “an entity’s revenue-earning activities involve delivering or producing goods, rendering services, or other activities that constitute its ongoing major or central operations…”.  Ecosphere has described in its public filings how the sale and or license of technologies constitute its ongoing major or central operations.  Ecosphere continues to research and develop technologies and in 2008 has publicly disclosed that it has given an option for the rights to one of its clean technologies specifically for the oil and gas industry.

With respect to Concepts Statement 5, paragraph 83(b), we further note that, “revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues”.  Concepts statement 5 establishes that it is revenue and through SAB 13A1 we establish that the transaction meets all the criteria for recognition.

As previously stated, the Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact us if you have any questions or if we can provide any additional information.

Very truly yours,

/s/ Adrian Goldfarb

Adrian Goldfarb

Chief Financial Officer